Exhibit 99.1

CONVENING NOTICE
This is the convening notice for the annual general meeting of shareholders of Allego N.V. (the "Company") to be held on July 8, 2024 at 15:00 p.m. CEST at the offices of the Company (address: Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands) (the "AGM").
The agenda for the AGM is as follows:
1.	Opening
2.	Discussion of the Dutch statutory annual report for the financial year ended December 31, 2023 (discussion item)
3.	Adoption of the Dutch statutory annual accounts for the financial year ended December 31, 2023 (voting item)
4.	Discussion of the dividend and reservation policy (discussion item)
5.	Appointment of the external auditor for the financial year ending December 31, 2024 (voting item)
6.	Release of the directors from liability for the exercise of their duties during the financial year ended December 31, 2023 (voting item)
7.	Appointment of Matthieu Muzumdar as non-executive director (voting item)
8.	Re-appointment of Jane Garvey as non-executive director (voting item)
9.	Re-appointment of Patrick Sullivan as non-executive director (voting item)
10.	Authorisation of the board to acquire ordinary shares or depository receipts for ordinary shares in the Company's capital (voting item)
11.	Closing
No business shall be voted on at the AGM, except for the voting items as included in the above-mentioned agenda.
The record date for the AGM is June 10, 2024 (the "Record Date"). Those who are shareholders of the Company or who otherwise have voting rights and/or meeting rights with respect to ordinary shares in the Company's capital, in each case as at close of business on the Record Date (after processing of all book-entry transfers and other relevant changes relating to the ordinary shares in the Company's capital), and who are recorded as such in (i) the Company's shareholders' register and/or (ii) the register maintained by the Company's U.S. transfer agent may attend and, if relevant, vote at the AGM ("Eligible Participants"), irrespective of changes to their shareholdings or rights after the Record Date.
Eligible Participants who wish to attend the AGM, in person or represented by proxy, must register for the AGM by sending notice to the Company of their identity and intention to attend the AGM (an "Attendance Notice") ultimately by 18:00 p.m. CEST on July 1, 2024 (the "Cut-off Time"). Eligible Participants must enclose with their Attendance Notice a proof of their ownership of (or other entitlement to voting rights with respect to) the relevant shares in the Company's capital as at the Record Date that are being registered for the AGM. Eligible Participants who have not complied with these requirements may be refused entry to the AGM.
Eligible Participants who have registered for the AGM in accordance with the procedures outlined above may have themselves represented at the AGM through the use of a written or electronically recorded proxy. A proxy form for granting a written proxy can be downloaded from the Company's website (http://www.allego.eu). Proxyholders must present a copy of their proxies upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM.

Eligible Participants may have their respective shares in the Company's capital voted at the AGM through the internet, by telephone or by returning the proxy card by following the procedures specified on the proxy card they receive from Broadridge Financial Solutions ("Broadridge"), which has been engaged by the Company to assist in soliciting votes in connection with the AGM. These instructions are also described below.
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Voting through the internet. Eligible Participants may give voting instructions through the internet before the AGM. Eligible Participants should go to www.proxyvote.com to complete an electronic proxy card, where they shall be asked to provide the 16-digit control number from their proxy card.

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Voting by telephone. Eligible Participants may give voting instructions over the telephone from a location in the United States by dialling toll-free 1-800-690-6903, using a touch-tone phone and follow the recorded instructions. Eligible Participants shall be asked to provide the 16-digit control number from their proxy card.

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Voting by mail. Eligible Participants may give voting instructions by using a proxy card by simply completing, signing and dating the proxy card mailed to them and returning it promptly in the envelope provided.

In all cases, voting instructions must be received by the Cut-off Time to be counted.
Those who beneficially own shares in the Company's capital through a bank, broker, trustee, financial institution or other intermediary on the Record Date (the "Beneficial Owners") shall not be mailed by Broadridge and should contact their bank, broker, trustee, financial institution or other intermediary through which the underlying shares are beneficially owned for further information on how to have those shares voted at the AGM.
Any Attendance Notice, proof of ownership, written proxy or other materials to be sent to the Company as part of the procedures described above must be provided ultimately by the Cut-off Time via regular mail and e-mail to:
Allego N.V.
c/o General Counsel
Westervoortsedijk 73 KB
6827 AV Arnhem
The Netherlands
generalcounsel@allego.eu
Any Attendance Notice, proof of ownership, written proxy or other materials received by the Company after the Cut-off Time may be ignored by the Company.

EXPLANATORY NOTES TO THE AGENDA
Except as otherwise defined in the convening notice to which these explanatory notes pertain, the following definitions shall apply in these explanatory notes:
Board	The Company's board of directors.

Company	Allego N.V.

Director	A member of the Board.

Executive Director	An executive Director.

General Meeting	The Company's general meeting.

Non-Executive Director	A non-executive Director.

2.	Discussion of the Dutch statutory annual report for the financial year ended December 31, 2023 (discussion item)
The Board has prepared the Company's Dutch statutory annual report for the financial year ended December 31, 2023. This annual report has been made available on the Company's website and at the Company's office address.
3.	Adoption of the Dutch statutory annual accounts for the financial year ended December 31, 2023 (voting item)
The Board has prepared the Company's Dutch statutory annual accounts for the financial year ended December 31, 2023. These annual accounts have been made available on the Company's website and at the Company's office address. It is proposed to approve that these annual accounts be adopted. The resolution to adopt the annual accounts for the financial year ended December 31, 2023 also includes the approval that the period to draw up these annual accounts for the financial year ended December 31, 2023 has been extended by the maximum period of five months following May 31, 2024, as referred to in section 2:101(1) of the Dutch Civil Code.
4.	Discussion of the dividend and reservation policy (discussion item)
The Company has never paid or declared any cash dividends on its shares. The Company has formulated a dividend and reservation policy consistent with its current strategy. The Company's policy in this respect is not to distribute any profits in the foreseeable future and to add any such profits to the Company's reserves for purposes such as funding the further development and expansion of the Company's business.
Notwithstanding the Company's dividend and reservation policy, any determination to pay dividends or other distributions from the Company's reserves shall also depend upon a number of other factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Board deems relevant.
5.	Appointment of the external auditor for the financial year ending December 31, 2024 (voting item)
It is proposed that Ernst & Young Accountants LLP, the Company's current external auditor, be appointed and instructed to audit the Company's Dutch statutory annual report and annual accounts and, to the extent relevant, the Company's sustainability reporting, for the financial year ending December 31, 2024.
6.	Release of the Directors from liability for the exercise of their duties during the financial year ended December 31, 2023 (voting item)
It is proposed that the Company's Directors be released from liability for the exercise of their duties during the financial year ended December 31, 2023. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's Dutch statutory annual report and/or annual accounts for the financial year concerned or in other public disclosures or communications to the General Meeting.
7.	Appointment of Matthieu Muzumdar as Non-Executive Director (voting item)
The Board has made a binding nomination to appoint Matthieu Muzumdar as Non-Executive Director for a period of three years, ending at the end of the annual General Meeting to be held in the year 2027.
Matthieu Muzumdar was appointed as a temporary director of the Company since December 20, 2023 and is a Partner and Deputy CEO responsible for Europe Investment and Investor Relations at Meridiam. He joined Meridiam in 2011 as an Investment Director with a focus on project development in Europe. From 2013 onwards, he was Investor Relations Director, before moving into the role of Chief Operating Officer Europe in 2018 and was appointed Deputy CEO in 2023. Before joining Meridiam, Mr. Muzumdar worked for the French Ministry of Transport as head of concession operations. Mr. Muzumdar graduated from the Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées in Paris. He has been teaching project finance at the Ecole Nationale des Ponts et Chaussées (ENPC) since 2009 and was in 2016-2017 the inaugural program director for the Infrastructure Project Finance Advanced Master Degree’s program at the ENPC.
Matthieu Muzumdar is being nominated for appointment in view of his financial and management experience in international business, his knowledge and experience in social and employment related matters, his understanding of corporate responsibility and his experience in disclosure and communication matters.
8.	Re-appointment of Jane Garvey as Non-Executive Director (voting item)
The Board has made a binding nomination to re-appoint Jane Garvey as Non-Executive Director for a period of three years, ending at the end of the annual General Meeting to be held in the year 2027.
Jane Garvey is being nominated for re-appointment in view of her knowledge of the Company and the dedication with which she has performed her duties as a Non-Executive Director during her previous term of office, her financial and management experience in international business, her knowledge and experience in social and employment related matters, her understanding of corporate responsibility and her experience in disclosure and communication matters.
9.	Re-appointment of Patrick Sullivan as Non-Executive Director (voting item)
The Board has made a binding nomination to re-appoint Patrick Sullivan as Non-Executive Director for a period of three years, ending at the end of the annual General Meeting to be held in the year 2027.
Patrick Sullivan is being nominated for re-appointment in view of his knowledge of the Company and the dedication with which he has performed his duties as a Non-Executive Director during his previous term of office, his financial and management experience in international business, his knowledge and experience in social and employment related matters, his understanding of corporate responsibility and his experience in disclosure and communication matters.
10.	Authorisation of the Board to acquire ordinary shares or depository receipts for ordinary shares in the Company's capital (voting item)
The Board has been authorised, for a period ending on December 30, 2024, to resolve for the Company to acquire fully paid-up ordinary shares in its capital (and/or depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the ordinary shares on the New York Stock Exchange (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as of the close of business on June 30, 2023).
It is proposed to renew this authorisation, effectively extending such authorisation for a period ending 18 months following the date of the AGM. If the resolution proposed under this agenda item 10 passes, the proposed authorisation shall replace the existing authorisation referred to above.
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